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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT

        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)


                               (Amendment No. 1)


                             CAVCO INDUSTRIES, INC.

                              (Name of the Issuer)

                             Cavco Industries, Inc.
                                  Al R. Ghelfi
                                 Janet M. Ghelfi
                            Janal Limited Partnership

                      (Name of Person(s) Filing Statement)

                          Common Stock, $0.05 par value

                         (Title of Class of Securities)

                                   149567109

                      (CUSIP Number of Class of Securities)

             Al R. Ghelfi, 1001 North Central Avenue, Eighth Floor,
                   Phoenix, Arizona 85004, tel. (602) 256-6263

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                           person(s) filing statement)

                         Copies to:   William M. Hardin, Esq.
                                      Osborn Maledon, P.A.
                                      2929 North Central Avenue, Suite 2100
                                      Phoenix, AZ 85012-2794

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b.   [ ] The filing of a registration statement under the Securities Act of
      1933.
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 c.   [ ] A tender offer

 d.   [ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            Calculation of Filing Fee

         Transaction Valuation*                         Amount of Filing Fee
         $74,302,191                                    $14,860.44

* For purposes of calculation of fee only. The transaction valuation is based upon the cash payment per share in the proposed transaction in accordance with Rule 0-11.

[X] Check box if any part of the fee is offset as provided by Rule 0-ll(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $14,860.44

Form or Registration No.    Schedule 14A

Filing Party:   Cavco Industries, Inc.

Date Filed:     January 7, 1997



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         This Amendment No. 1 (the "Amendment") on Schedule 13E-3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Statement") filed by Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership on January 7, 1997 in connection with a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 4, 1996, by and among Cavco Industries, Inc. (the "Issuer" or the "Company"), Centex Real Estate Corporation ("CREC"), MFH Holding Company (the "Holding Company"), MFH Acquisition Company (the "Merger Subsidiary") and certain shareholders of the Issuer, Al R. Ghelfi, Janet M. Ghelfi and Janal Limited Partnership (the "Ghelfi Parties").

         Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Statement. Except as expressly set forth in this Amendment, all information in the Statement remains unchanged.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, as amended by the Company's Annual Report on Form 10K/A filed with the Commission on February 19, 1997 (which is incorporated by reference in the Proxy Statement) under the caption "Executive Compensation" is incorporated herein by reference.



ITEM 14.  FINANCIAL INFORMATION.


         (a) The information set forth in "Selected Financial Data" is incorporated herein by reference. The information set forth in the Company's Annual Report on Form 10-K for the year ended September 30, 1996, as amended by the Company's Annual Report on Form 10K/A, filed with the Commission on February 19, 1997, and Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 (which are incorporated by reference in the Proxy Statement) is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

         99(b)(1) Fairness opinion of Goldman Sachs (incorporated herein by reference to Appendix B to the Proxy Statement).

         99(b)(2) Material prepared by Goldman Sachs for the Special Committee of the Board of Directors of the Company.




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SIGNATURE

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 18, 1997


                                 CAVCO INDUSTRIES, INC.


                                 By /s/ BRENT GHELFI
                                    ---------------------------

                                    Brent Ghelfi
                                    Its President and Chief Executive Officer



                                    /s/ AL R. GHELFI
                                    ---------------------------

                                    AL R. GHELFI





                                    /s/ JANET M. GHELFI
                                    ------------------------------

                                    JANET M. GHELFI


                                 JANAL LIMITED PARTNERSHIP

                                 By: THE 1994 ALSONS TRUST, created February 9, 1994, general partner



                                       By /s/ JANET M. GHELFI
                                          ----------------------------------

                                          Janet M. Ghelfi,
                                          Independent Trustee



                                       By /s/ AL R. GHELFI
                                          ----------------------------------

                                          Al R. Ghelfi,
                                          Family Trustee

                                 By:   ALFRED AND JANET GHELFI TRUST,
                                       created August 24, 1989, general partner



                                       By /s/ AL R. GHELFI
                                          ----------------------------------

                                          Al R. Ghelfi,
                                          Trustee



                                       By /s/ JANET M. GHELFI
                                          ----------------------------------

                                          Janet M. Ghelfi,
                                          Trustee



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                                  EXHIBIT INDEX

EXHIBIT NO.





         99(b)(1) Fairness opinion of Goldman Sachs (incorporated herein by reference to Appendix B to the Proxy Statement).

         99(b)(2) Material prepared by Goldman Sachs for the Special Committee of the Board of Directors of the Company.